Boston Properties, Inc.

Boston Properties Limited Partnership

800 Boylston Street, Suite 1900

Boston, MA 02199

November 14, 2008

By EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-7010

Attn: Mr. Tom Kluck, Branch Chief, Division of Corporation Finance

Re:	Boston Properties, Inc. and Boston Properties Limited Partnership (collectively, the “Registrants”): Registration Statement on Form S-3 (File Nos. 333-155307 and 333-155307-01) (the “Registration Statement”)

Ladies and Gentlemen:

The Registrants hereby amend the Registration Statement to include the following language on the cover page thereof:

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Sincerely,

BOSTON PROPERTIES, INC.		BOSTON PROPERTIES LIMITED PARTNERSHIP By: Boston Properties, Inc., its general partner

By:	/s/ Michael E. LaBelle	By:	/s/ Michael E. LaBelle
	Michael E. LaBelle Senior Vice President and Chief Financial Officer		Michael E. LaBelle Senior Vice President and Chief Financial Officer